EXHIBIT 21.1

Spectra Energy Corp Material Subsidiary List

Name	Jurisdiction of Incorporation
Spectra Energy Services, LLC	Delaware
Spectra Energy Capital, LLC	Delaware
Algonquin Gas Transmission, LLC	Delaware
Maritimes & Northeast Pipeline, L.L.C.	Delaware
Texas Eastern Transmission, LP	Delaware
Spectra Energy Enterprises Corporation	Delaware
Maritimes & Northeast Pipeline Limited Partnership	Canada (New Brunswick)
Westcoast Energy Inc.	Canada
Union Gas Limited	Canada (Ontario)